Exhibit (a)(5)(O)

Team –

As you may have seen earlier this morning, AGC has increased the tender offer and extended the deadline for the close. Let me highlight what that means for all of us:

•	Simply put, we came very close to receiving the number of tendered shares required for the acquisition to close (we reached 46.84% as of midnight ET), but we ran short on time.

•

AGC has increased the offer price by two cents, which is a positive message for shareholders. Because they decided to increase the offer price, the Offer period has been extended per SEC rules and gives additional time for shareholders to consider tendering their shares. The extension to January 4, 2019 will allow us the additional time needed to reach the 50%+ required for close.

•	Other than the offer price and original expiration time changing, all other terms and conditions of the Offer remain the same.

You can read the full press release here.

Bottom line, it is not at all unusual to have a last minute delay in an acquisition of this size. We are still moving forward assuming the acquisition will close; we are simply looking at a January 7 close versus our original year-end close.

As always, let your manager know if you have any questions or email team.information@blackbox.com. I will be holding an All Team Member Call shortly after the new year and I look forward to talking with you then.

Sincerely,

Joel T. Trammell President & Chief Executive Officer

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The tender offer (the “Offer”) referenced in this communication is being made pursuant to a Tender Offer Statement on Schedule TO (the “Schedule TO”), containing an offer to purchase, a form of letter of transmittal and other documents relating to the Offer (collectively, the “Offer Materials”), filed by AGC Networks Pte. Ltd. (“Top Parent”), BBX Main Inc. (“Parent”), BBX Inc. (“BBX Intermediate”) and Host Merger Sub Inc. (“Merger Sub” and, together with Top Parent, Parent and BBX Intermediate, “AGC”), with the Securities and Exchange Commission (the “SEC”) on November 21, 2018, as amended from time to time. Black Box Corporation (“Black Box”) has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the Offer on November 21, 2018, as amended from time to time (the “Schedule 14D-9”). This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any common stock of Black Box or any other securities. THE OFFER MATERIALS AND THE SCHEDULE 14D-9 CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS OF BLACK BOX ARE URGED TO READ THESE DOCUMENTS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT SUCH STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. Investors and security holders may obtain a free copy of these statements and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the information agent for the Offer named in the Schedule TO.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

All of the statements in this document, other than historical facts, are forward-looking statements, including, without limitation, the statements made concerning the pending acquisition of Black Box by AGC, and are based on a number of assumptions that could ultimately prove inaccurate. Forward-looking statements made herein with respect to the tender offer, the merger and related transactions, including, for example, the timing of the completion of the merger and the potential benefits of the merger, reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, Black Box’s actual results may differ materially from its expectations or projections. The following factors, among others, could cause actual plans and results to differ materially from those described in forward-looking statements: (i) uncertainties as to the timing of the tender offer and the merger; (ii) uncertainties as to how many Black Box stockholders will tender their shares of Black Box common stock in the tender offer; (iii) the possibility that competing acquisition proposals will be made; (iv) the possibility that Black Box will terminate the merger agreement to enter into an alternative business combination, refinancing, or other recapitalization transaction; (v) the possibility that various closing conditions for the transactions contemplated by the merger agreement may not be satisfied or waived; (vi) the risk that the merger agreement may be terminated in circumstances requiring Black Box to pay a termination fee; (vii) risks related to the filing or filings to be made with CFIUS, and unanticipated developments in related law; (viii) the possibility that the transactions contemplated by the merger agreement may not be timely completed, if at all; (ix) the risk that, prior to the completion of the transactions contemplated by the merger agreement, if at all, Black Box’s business and its relationships with employees, collaborators, vendors and other business partners could experience significant disruption, whether due to uncertainty related to the tender offer, the merger and related transactions or otherwise, continued degradation in Black Box’s financial performance, or other factors; (x) the risk that AGC’s equity financing, debt financing or both are unavailable to complete the tender offer or the merger; (xi) the risk that stockholder litigation in connection with the tender offer or the merger may result in significant costs of defense, indemnification and liability; (xii) the risk that Black Box does not generate sufficient cash flow from operations to meet its obligations during the period prior to the completion of the transactions contemplated by the merger agreement; (xiii) the risks and uncertainties pertaining to Black Box’s business; and (xiv) other factors included elsewhere in Black Box’s public periodic filings with the SEC, as well as the tender offer materials filed and to be filed by AGC in connection with the tender offer. Other factors that could cause actual results to differ materially include those set forth in Black Box’s SEC reports, including, without limitation, the risks described in Black Box’s Annual Report on Form 10-K for its fiscal year ended March 31, 2018, Black Box’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2018, the Company’s Quarterly Report on Form 10-Q for the quarter ended September 29, 2018 and the Current Report on Form 8-K, filed July 2, 2018, each of which are on file with the SEC. Black Box’s SEC filings are available publicly on the SEC’s website at www.sec.gov, on Black Box’s website at https://www.blackbox.com/ under the Investor Relations section or upon request via phone at 724-873-6788. Black Box disclaims any obligation or undertaking to update or revise the forward-looking statements contained herein, whether as a result of new information, future events or otherwise, except as required by law.

For Internal Use Only